UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42040

SCHMID Group N.V.

(Registrant's name)

Robert-Bosch-Str. 32-36,

72250

Freudenstadt, Germany

Tel: +49 7441 538 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Funding of Second Tranche of Convertible Notes Financing and Issuance of Additional Warrants

On January 18, 2026, SCHMID Group N.V. (the “Company”) entered into an investment agreement with an institutional investor (the "Investor") in relation to senior convertible notes in an aggregate principal amount of $30.0 million convertible into ordinary shares of the Company (the "Notes") together with the issuance of warrants to purchase ordinary shares of the Company (the "Warrants") in a private placement to the Investor (the Notes and Warrants together, the "Investment Agreement").

The first tranche of the Notes in a principal amount of $15.0 million was issued on January 21, 2026. The second tranche of the Notes was conditional upon receipt of the effectiveness of a Form F-1 registration statement covering the underlying shares of the Notes and Warrants and were agreed to be funded on the second business day after the effectiveness. The Company's Form F-1 registration statement was declared effective by the Securities and Exchange Commission (SEC) on March 3, 2026. As a result, on March 5, 2026, the second tranche of $15.0 million of the Notes were issued on March 5, 2026.

In connection with the second tranche of the Notes, the Company has issued additional warrants to the Investor to purchase shares of the Company in an amount determined by reference to the principal amount of the Notes, as agreed and specified in the Investment Agreement in January 2026. The Warrants are exercisable until December 15, 2028, at an exercise price equal to the lower of the applicable fixed premium conversion prices under the Notes, exercisable for cash or, at the Company’s election, on a cashless basis.

The net proceeds from the issuance of the second tranche of the Notes will be used for general corporate purposes, including working capital, capital expenditures, and potential acquisitions or investments.

The foregoing description of the Investment Agreement does not purport to be complete and is qualified in its entirety by reference to the Investment Agreement which was furnished with the Form 6-K of the Company dated January 21, 2026 as Exhibit 10.1.

Press Release Furnished as Exhibits

On March 6, 2026, the Company issued a press release, which is furnished herewith as Exhibit 99.1, in relation to the completion of the issuance and funding of the second tranche of the Notes.

The information furnished in this Form 6-K, including the information contained in Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by a specific reference in such filing.

Caution Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based upon current expectations or beliefs, as well as assumptions about future events. Forward-looking statements include all statements that are not historical facts and can generally be identified by terms such as “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially,” or “will” or similar expressions and the negatives of those terms. These statements include, but are not limited to, statements relating to the Company’s plan to regain compliance with Nasdaq’s rules, planned financing transactions of the Company, and the Company's future financial performance. Actual results could differ materially from those expressed in or implied by the forward-looking statements due to a number of risks and uncertainties, including but not limited to, the timing of the Company’s submission of a plan to regain compliance, Nasdaq’s acceptance of the plan, the duration of any extension that may be granted by Nasdaq, the potential inability to meet Nasdaq’s requirements, unexpected delays in securing financing or changes to financing agreements and the other risks and uncertainties described in the Company’s SEC reports and under the heading “Risk Factors” in its most recent annual report on Form 20-F which are available at www.sec.gov. These forward-looking statements speak only as of the date of this report. Except as required by law, the Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this report.

The following exhibit is furnished herewith

Exhibit Number

99.1	Press release dated March 6, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 6, 2026	SCHMID Group N.V.

	By:	/s/ Arthur Schuetz
	Name:	Arthur Schuetz
	Title:	Chief Financial Officer